Kopin Corporation

125 North Drive

Westborough, MA 01581

December 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick

Re:	Kopin Corporation
Registration Statement on Form S-1
File No. 333-291345

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Kopin Corporation. (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1/A be accelerated so that the same will become effective at 4:00 PM ET on Monday, December 8, 2025, or as soon thereafter as is practicable.

The Registrant hereby authorizes John J. Concannon III, of Morgan, Lewis & Bockius LLP to orally modify or withdraw this request for acceleration.

Please contact John J. Concannon III at jack.concannon@morganlewis.com or (617) 951-8874 with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Very truly yours,

Kopin Corporation

By:	/s/ Erich Manz
Name:	Erich Manz
Title:	Chief Financial Officer